July 28, 2025

Xiangdong Wen
Chief Executive Officer
MMTec, Inc.
c/o MM Future Technology Limited
Room 2302, 23rd Floor
308 Central Des Voeux
Sheung Wan, Hong Kong

       Re: MMTec, Inc.
           Registration Statement on Form F-3
           Filed July 22, 2025
           File No. 333-288881
Dear Xiangdong Wen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Crispino at 202-551-3456 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Min Kong